October 27, 2005


      Mail Stop 4561

Mr. Cery Perle
Chief Executive Officer
Newport International Group, Inc.
73061 El Paseo Road, Suite 202
Palm Desert, CA  92260

      Re:	Newport International Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Forms 10-Q for the quarters ended March 31 and June 30,
2005
      Filed 4/1/05
      File No. 000-30587

Dear Mr. Perle:

      We have reviewed your response letter dated September 29,
2005
and have the following additional comment. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Consolidated Statements of Operations, page F-4

1. We note your response to comment 2. While you believe you have the intent and ability to hold the escrowed Langley Park shares for a sufficient length of time to allow for recovery in market value, it appears that the impairment of the Langley Park shares is other than temporary due to the severity and duration of the impairment. You advised us that the market price of the shares has increased 40% since you sold the non-escrowed shares, but it does not appear that the increase was significant in relation to the total amount of your unrecognized loss. Based upon the guidance in paragraphs 10-15 of EITF 03-1, it appears that the remaining investment in Langley Park has suffered something other than a temporary impairment. Consequently, the unrecognized loss associated with these shares should be recorded into earnings. In your response, please tell us how you have determined the forecasted recovery of the fair value of
Langley Park as discussed in paragraph 15 of EITF 03-1, and at what share price the value of your remaining investment would be recovered.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


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Newport International Group, Inc.
October 27, 2005
Page 1